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Exhibit 99.1

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE ANNOUNCES WEBCAST OF THIRD QUARTER 2004
FINANCIAL RESULTS CONFERENCE CALL

TORONTO, October 4, 2004 — Falconbridge Limited announced today that it will webcast on a live, listen-only basis, its third quarter financial results conference call on Friday October 22, 2004 at 1:00 p.m. EDT. The results for the Company will be released via CCNMatthews on Friday October 22, 2004 at approximately 10:00 a.m. EDT.

During the meeting, senior management from the Company will review third quarter financial and operating results. The live, interactive webcast and slide presentation will be accessible at www.falconbridge.com under the "Investor Centre" section.

If you are unable to participate during the live webcast, the call will be archived on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.9%) and by other investors (41.1%).

For further information:
Denis Couture
Vice-President, Investor Relations, Communications & Public Affairs
416-982-7020
denis.couture@toronto.norfalc.com
www.falconbridge.com

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  Exhibit 99.1